UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 8, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (Nasdaq GSM: FFCH), announced that CEO R. Wayne Hall and CFO Blaise Bettendorf will present at the *Sandler O'Neill + Partners, L.P. East Coast Financial Services Conference* on Thursday, November 11, 2010 at 2:10 p.m. E.S.T.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1) Press release of First Financial Holdings, Inc. dated November 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: November 8, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of First Financial Holdings, Inc. dated November 8, 2010.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.
2440 Mall Drive · Charleston, S.C. 29406
843-529-5933 · FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Senior Vice President/Investor
Relations and Corporate Secretary
(843) 529.5931 / (843) 729.7005

dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. CEO TO PRESENT AT
THE SANDLER O'NEILL + PARTNERS, L.P.
EAST COAST FINANCIAL SERVICES CONFERENCE

Charleston, South Carolina (November 8, 2010) - First Financial Holdings, Inc. (Nasdaq GSM: FFCH) ("First Financial" or "Company") CEO R. Wayne Hall and CFO Blaise Bettendorf will present at the *Sandler O'Neill + Partners, L.P. East Coast Financial Services Conference* on Thursday, November 11, 2010 at 2:10 p.m. E.S.T. This presentation will be broadcast on the Company's website at www.firstfinancialholdings.com at that time. Additionally, on November 11, 2010, First Financial's quarterly investor presentation will be available on our website and will remain available through February 10, 2011. This updated presentation will be used throughout the quarter.

First Federal operates 66 financial centers located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Senior Vice President-Investor Relations and Corporate Secretary, (843) 529-5931 or (843) 729-7005.

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